UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

067774109

(CUSIP Number)

Richard Schottenfeld

Schottenfeld Management Corp.

800 3rd Avenue, 10th Floor

New York, NY 10022

(212) 300-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Schottenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,021,610
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,021,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,021,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.90%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Schottenfeld Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,247,610
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,247,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.84%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Winchester Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,247,610
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,247,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.84%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Schottenfeld Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,247,610
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,247,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.84%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phase Five Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 574,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 574,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phase Five Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 574,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 574,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phase Five Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 574,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 574,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Koyote Trading LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Koyote Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 200,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Neil Druker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 574,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 574,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,913
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,913

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,913
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 281,913
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,949
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,949

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 1 (“Amendment No. 1”) amends and restates in its entirety the statements on Schedule 13D filed by the Reporting Persons with the Commission on July 23, 2018, relating to the Common Stock, $0.001 par value per share of Barnes & Noble, Inc. (the “Original 13D”).

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Barnes & Noble, Inc., a Delaware corporation (the “Company” or the “Issuer”).

Item 2. Identity and Background

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)

Richard Schottenfeld (“Mr. Schottenfeld”), a United States citizen, is the manager of Koyote Capital Group LLC (“Koyote Capital”), a Delaware limited liability company, which is the managing member of Koyote Trading LLC (“Koyote Trading”), a Delaware limited liability company. The principal business of Koyote Capital and Koyote Trading is investing in securities. The principal occupation of Mr. Schottenfeld is the management of investment firms. The principal place of business of each of Mr. Schottenfeld, Koyote Capital and Koyote Trading is 800 3rd Ave., Floor 10, New York, NY 10022.

(2)

Mr. Schottenfeld is also the CEO of Schottenfeld Management Corp. LLC (“SMC”), a New York Corporation and the manager of Winchester Holdings, LLC (“Winchester”), a Delaware limited liability company. Winchester is the general partner of Schottenfeld Opportunities Fund II, LP (“SOF II”), a Delaware limited partnership. SMC is the investment manager of SOF II. The principal business of SMC, Winchester and SOF II is investing in securities. The principal place of business of each of SMC, Winchester and SOF II is 800 3rd Ave., Floor 10, New York, NY 10022.

(3)

Mr. Schottenfeld and Neil Druker (“Mr. Druker”), a Canadian citizen, are the managers of Phase Five Capital Management, LLC (“PFCM”), a Delaware limited liability company, and Phase Five Holdings, LLC (“PFH”), a Delaware limited liability company. PFH is the general partner of Phase Five Partners, LP (“PFP”), a Delaware limited partnership. PFCM is the investment manager of PFP. The principal occupation of Mr. Druker is the management of investment firms. The principal business of PFCM, PFH and PFP is investing in securities. The principal place of business of each of Mr. Druker, PFCM, PFH and PFP is 800 3rd Ave., Floor 10, New York, NY 10022.

(4)

Ms. Karen Singer (“Ms. Singer”), a United States citizen, is the sole member of TAR Holdings LLC (“TAR Holdings”), a New Jersey limited liability company. Ms. Singer’s principal occupation is investing assets held in TAR Holdings and other entities. TAR Holdings’ principal business is investing in securities. Ms. Singer’s and TAR Holdings’ principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626.

(5)

CCUR Holdings, Inc. (“CCUR”) is a Delaware corporation with its principal place of business located at 4375 River Green Parkway, Suite 210, Duluth, GA 30096. Having recently divested its Real-Time and Content Delivery businesses, the principal business of CCUR is the evaluation of opportunities intended to maximize the value of its remaining assets, including the evaluation of opportunities to invest in or acquire one or more operating businesses. The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of CCUR is listed below.

CCUR Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Wayne Barr, Jr.	4375 River Green Pkwy, Suite 210, Duluth, GA 30096	US	Chairman, President and Chief Executive Officer

Warren Sutherland	4375 River Green Pkwy, Suite 210, Duluth, GA 30096	US	Chief Financial Officer

Steven Singer	4375 River Green Pkwy, Suite 210, Duluth, GA 30096	US	Director

Dilip Singh	4375 River Green Pkwy, Suite 210, Duluth, GA 30096	US	Director

David Nicol	4375 River Green Pkwy, Suite 210, Duluth, GA 30096	US	Director

During the last five years, none of the Reporting Persons nor any Control Persons of CCUR have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Koyote Trading:

All of the Shares held by Koyote Trading were purchased with the working capital of Koyote Trading. The aggregate amount of funds used for the purchase of Shares held by Koyote Trading was approximately $1,015,000.

SOF II:

All of the Shares held by SOF II were purchased with the working capital of SOF II. The aggregate amount of funds used for the purchase of Shares held by SOF II was approximately $14,473,805.

PFP:

All of the Shares held by PFP were purchased with the working capital of PFP. The aggregate amount of funds used for the purchase of Shares held by PFP was approximately $593,845.

TAR Holdings:

All of the Shares held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used for the purchase of Shares held by TAR Holdings was approximately $1,643,779.

CCUR:

All of the Shares held by CCUR were purchased using cash on the CCUR balance sheet. The aggregate amount of funds used for the purchase of Shares held by CCUR was approximately $620,452.

The shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Shares for investment purposes based on their belief that the Shares are substantially undervalued and represent an attractive investment opportunity. Richard Schottenfeld, on behalf of the Reporting Persons, has engaged, and expects to continue to engage, in discussions with the Company’s founder and chairman, Leonard Riggio, and other members of Company management with respect to a variety of matters, including changes in Company leadership at the executive and board level, implementation of operational improvements, and the desirability of selling the Company.

The Reporting Persons believe that high quality additions to the Company’s board and management team would immediately enhance value both through improved operational performance and in the event of a sale. In that regard, Mr. Schottenfeld is engaged in discussions with Mr. Riggio regarding the recommendation of experienced and qualified individuals whom Mr. Schottenfeld believes would significantly contribute to the development and execution of the Company’s strategic and operating plans.

The Reporting Persons strongly believe that the Company represents an attractive acquisition target. At an enterprise value of roughly 2.5x management’s reiterated EBITDA guidance for the 2019 fiscal year, the Company’s shares represent a truly unusual bargain in the retail sector, especially considering the Company’s low seasonal-based leverage needs, 12% dividend, and the stabilizing same-store-sales trajectory of the past few months. Moreover, the Reporting Persons believe there are clear opportunities for immediate operational improvements, including: an increased emphasis on, and improved assortment of, toys and games for the upcoming holiday season to capitalize on the extraordinary opportunity to capture meaningful category share and significant revenue growth due to the recent closing of Toys R Us; a reallocation of shelf space and square footage away from unproductive music and DVD sales and towards higher margin, higher sales-per-square-foot product categories; enhancement to the experiential aspect of the stores to improve traffic and monetization of shoppers who are drawn to the unique and enjoyable shopping and browsing experience of the Company’s stores and cafés (a customer experience similar to only a handful of other retail concepts, most notably Starbucks or Apple stores); extracting higher value from the Company’s nearly 600 cafés, which are significantly undervalued when compared to recent transactions in the coffee space and are extremely attractive to coffee and other beverage brands seeking strategic expansion and national exposure.

The Reporting Persons are encouraged by recent third-party disclosure that the Company engaged in sale transaction discussions with a potential strategic acquirer as recently as June 2018, and believe that there will be additional and broadening interest from potential acquirers. The Reporting Persons encourage the Company to continue in its efforts to explore and seriously consider all available sale transaction opportunities.

In addition to the above, the Reporting Persons and their representatives have engaged in, and expect to continue to engage in, discussions with members of management and/or the board of directors of the Company, other current or prospective shareholders, industry analysts, potential strategic transaction partners, investment and financing professionals and other third parties regarding a variety of matters relating to the Company, which may include, among other things, the Company’s business, management, operations and capital structure, as well as strategic alternatives potentially available to the Company. Except as described herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position, results of operations and strategic direction, the market for the Company’s securities, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general economic and stock market conditions, and subject to applicable legal requirements, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional Shares and/or other securities of the Company; (ii) disposing of any or all of their Shares or other securities of the Company; and/or (iii) otherwise changing their intentions with respect to any and all matters referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

If the Reporting Persons were deemed to have formed a “group” with each of the other Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d thereunder, due to the activities and intentions described in Item 4, the Reporting Person may have been deemed to be the beneficial owner of the Shares held by the other Reporting Persons. Each Reporting Person expressly disclaims beneficial ownership of the Shares referred to in this Schedule 13D held by the other Reporting Persons, except to the extent expressly set forth herein, and the inclusion of the other Reporting Persons’ Shares in this Schedule 13D shall not be deemed to be an admission of beneficial ownership of such reported Shares for purposes of Section 13(d) of the Act or for any other purpose.

The Reporting Person has no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, each of the other Reporting Persons.

For the purpose of calculating the percent of class, the Issuer’s issued and outstanding shares of Common Stock was 72,793,646 shares of Common Stock, as of May 31, 2018, which number includes 140,840 shares of unvested restricted stock that have voting rights and are held by members of the Board of Directors and the Company’s employees, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended April 28, 2018 and filed with the SEC on June 21, 2018.

Koyote Trading, Koyote Capital and Mr. Schottenfeld:

(a)

As of the date hereof, Koyote Trading directly beneficially owns 200,000 shares of Common Stock, representing 0.27% of the Issuer’s Common Stock. These Shares are directly held by Koyote Trading. Koyote Capital is the manager of Koyote Trading and Mr. Schottenfeld is the manager of Koyote Capital. As a result, Koyote Capital and Mr. Schottenfeld may be deemed to indirectly beneficially own the Shares held by Koyote Trading.

(b)

As of the date hereof, Koyote Trading has the shared power to vote or direct the vote, and shared power to dispose, or direct the disposition of 200,000 shares of Common Stock. Koyote Capital and Mr. Schottenfeld have shared voting and dispositive power with respect to such Shares.

(c)

See Exhibit A. As of the date hereof, Koyote Trading has outstanding the following short put options: 1,352 short put options, referencing 135,200 shares of Common Stock, which are exercisable at $5.00 per share and expire on January 18, 2019 and 393 short put options, referencing 39,300 shares of Common Stock, which are exercisable at $5.00 per share and expire on October 19, 2018.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Koyote Trading.

(e) Not applicable.

SOF II, Winchester, SMC and Mr. Schottenfeld:

(a)

As of the date hereof, SOF II directly beneficially owns 4,247,610 shares of Common Stock, representing 5.84% of the Issuer’s Common Stock. These Shares are directly held by SOF II. Winchester is the manager of SOF II, SMC is the investment manager of SOF II and Mr. Schottenfeld is the manager of Winchester and the CEO of SMC. As a result, Winchester and Mr. Schottenfeld may be deemed to indirectly beneficially own the Shares held by SOF II. The number of shares beneficially owned by SOF II includes 1,793,500 shares of Common Stock underlying 17,935 call option contracts, which are exercisable at $5.00 per share and expire on January 18, 2019; 40,000 shares of Common Stock underlying 400 call option contracts, which are exercisable at $6.00 per share and expire on January 18, 2019; and 480,900 shares of Common Stock underlying 4,809 call option contracts, which are exercisable at $5.00 per share and expire on October 19, 2018.

(b)

As of the date hereof, SOF II has the shared power to vote or direct the vote, and shared power to dispose, or direct the disposition of 4,247,610 shares of Common Stock. Winchester and Mr. Schottenfeld have shared voting and dispositive power with respect to such Shares.

(c)

See Exhibit A. As of the date hereof, SOF II has outstanding the following short put options: 8,672 short put options, referencing 867,200 shares, which are currently exercisable at $5.00 per share and expire on January 18, 2019 and 1,417 short put options, referencing 141,700 shares, which are currently exercisable at $6.00 per share and expire on January 18, 2019.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by SOF II.

(e)	Not applicable.

PFP, PFH, PFCM, Mr. Schottenfeld and Mr. Druker

(a)

As of the date hereof, PFP directly beneficially owns 574,000 shares of Common Stock, representing 0.79% of the Issuer’s Common Stock. These Shares are directly held by PFP. PFH is the general partner of PFP, PFCM is the investment manager of PFP, and Messrs. Schottenfeld and Druker are the managers of PFH and PFCM. As a result, PFH, PFCM, and Messrs. Schottenfeld and Druker may be deemed to indirectly beneficially own the Shares held by PFP. The number of shares beneficially owned by PFP includes 411,900 shares of Common Stock, underlying 4,119 call option contracts, which are exercisable at $5.00 per share and expire on January 18, 2019, 94,600 shares of Common Stock, underlying 946 call option contracts, which are exercisable at $6.00 per share and expire on January 18, 2019, 9,500 shares of Common Stock, underlying 95 call option contracts, which are exercisable at $8.00 per share and expire on January 18, 2019 and 58,000 shares of Common Stock, underlying 580 call option contracts, which are exercisable at $6.00 per share and expire on October 19, 2018.

(b)

As of the date hereof, PFP has the shared power to vote or direct the vote, and shared power to dispose, or direct the disposition of 574,000 shares of Common Stock. PFH, PFCM and Messrs. Schottenfeld and Druker have shared voting and dispositive power with respect to such Shares.

(c)

See Exhibit A. As of the date hereof, PFP has outstanding the following short put options: 1,094 short put options, referencing 109,400 shares, which are currently exercisable at $5.00 per share and expire on January 18, 2019.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by PFP.

(e)	Not applicable.

Ms. Singer and TAR Holdings:

(a)

As of the date hereof, TAR Holdings directly beneficially owns 281,913 shares of Common Stock, representing 0.39% of the Issuer’s Common Stock. These Shares are directly held by TAR Holdings. Ms. Singer is the sole member of TAR Holdings and indirectly beneficially owns the Shares held by TAR Holdings.

(b)

As of the date hereof, TAR Holdings has the sole power to vote or direct the vote, and sole power to dispose, or direct the disposition of 281,913 shares of Common Stock. Ms. Singer has sole voting power and sole dispositive power with respect to the Shares directly held by TAR Holdings.

(c)

See Exhibit A. As of the date hereof, TAR Holdings has outstanding the following short put options: 100 contracts, referencing 10,000 shares, which are exercisable at $6.00 per share and expire on September 21, 2018; 753 contracts, referencing 75,300 shares, which are exercisable at $5.00 per share, and expire on October 19, 2018; 250 contracts, referencing 25,000 shares, which are exercisable at $6.00 per share, and expire on October 19, 2018; 257 contracts, referencing 25,700 shares, which are exercisable at $7.00 per share, and expire on January 18, 2019; 100 contracts, referencing 10,000 shares, which are exercisable at $6.00 per share, and expire on January 18, 2019.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by TAR Holdings.

(e)	Not applicable.

CCUR and Mr. Barr:

(a)	As of the date hereof, CCUR directly beneficially owns 119,949 shares of Common Stock, representing 0.16% of the Issuer’s Common Stock. These Shares are directly held by CCUR.

(b)	As of the date hereof, CCUR has the sole power to vote or direct the vote, and sole power to dispose, or direct the disposition of 119,949 shares of Common Stock.

(c)	None.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by CCUR.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SMC has entered into an agreement with each of CCUR and TAR Holdings pursuant to which each of CCUR and TAR Holdings have agreed to coordinate trading activities in the securities of the Issuer with SMC and to share a percentage of gains realized in the securities of the Issuer with SMC.

Item 7. Material to Be Filed as Exhibits

A.	Transactions within the past 60 days.

B.	Joint Filing Agreement of the Reporting Persons (previously filed with the Original 13D and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2018

Schottenfeld Opportunities Fund II, LP By Winchester Holdings, LLC, its General Partner

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Winchester Holdings, LLC, its General Partner

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Schottenfeld Management Corp.

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Chief Executive Officer

Phase Five Partners, L.P. By Phase Five Holdings, LLC, its General Partner

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Phase Five Holdings, LLC

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Phase Five Capital Management, LLC

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Koyote Trading, LLC

By:	Koyote Capital Group, LLC, its Manager

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld
Title: Manager

Koyote Capital Group, LLC

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld
Title: Manager

/s/ Richard Schottenfeld
Richard Schottenfeld

/s/ Neil Druker
Neil Druker

TAR Holdings, LLC

By:	/s/ Karen Singer
Name: Karen Singer
Title: Member

/s/ Karen Singer
Karen Singer

CCUR Holdings, Inc.

By:	/s/ Wayne Barr, Jr.
Name: Wayne Barr, Jr.
Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Transactions of the Reporting Persons in the past 60 days

SOF II Transactions

Date of Transaction	Nature of Transaction	Number of Shares Purchased/(Sold)	Purchase Price Per Share ($)
7/3/2018	Purchase	13,300	$5.9957
7/13/2018	Sale	(140,608)	$5.4042
7/16/2018	Purchase	21,300	$5.3999
7/17/2018	Sale	(100,000)	$5.3799
7/18/2018	Sale	(300,000)	$5.4199
8/3/2018	Purchase	90,000	$5.8982
8/3/2018	Sale	(110,000)	$5.7054
8/31/2018	Purchase	152,000	$5.2884

Date	Description of Transaction	Description of Derivative Security	Number of Contracts	Number of Shares	Purchase Price Per Contract ($)
7/12/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	4,916	491,600	$1.0722
7/12/2018	Sell to Close	Call Option, exercisable at $8.00, expires 1/18/2019	(200)	(20,000)	$0.2000
7/12/2018	Sell to Close	Call Option, exercisable at $7.00, expires 1/18/2019	(1,050)	(105,000)	$0.3500
7/12/2018	Sell to Close	Call Option, exercisable at $6.00, expires 10/19/2018	(112)	(11,200)	$0.4000
7/12/2018	Sell to Close	Call Option, exercisable at $6.00, expires 1/18/2019	(790)	(79,000)	$0.6000
7/13/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	5,145	514,500	$1.1169
7/16/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	350	35,000	$1.0323
7/17/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	1,462	146,200	$1.0958

7/17/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(4,322)	43,200	$0.6752
7/18/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(3,000)	(300,000)	$0.6400
7/18/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	3,000	300,000	$1.1100
7/20/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	1,800	180,000	$1.1219
7/27/2018	Sell to Open	Put Option, exercisable at $6.00, expires 1/18/2019	(100)	(10,000)	$0.9000
7/27/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(700)	(70,000)	$0.4918
7/30/2018	Sell to Open	Put Option, exercisable at $6.00, expires 1/18/2019	(250)	(25,000)	$0.9000
7/31/2018	Sell to Open	Put Option, exercisable at $6.00, expires 1/18/2019	(900)	(90,000)	$0.8533
7/31/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	662	66,200	$1.4622
8/3/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(400)	(40,000)	$0.4625
8/3/2018	Sell to Open	Put Option, exercisable at $6.00, expires 1/18/2019	(5,300)	(530,000)	$0.8744
8/29/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(250)	(25,000)	$0.5520
8/29/2018	Buy to Open	Call Option, exercisable at $5.00, expires 10/19/2018	309	30,900	$0.6500
8/29/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	600	60,000	$0.8500
8/30/2018	Buy to Close	Put Option, exercisable at $6.00, expires 1/18/2019	2500	250,000	$1.3000

8/30/2018	Buy to Open	Call Option, exercisable at $5.00, expires 10/19/2018	2000	200,000	$0.5000
8/31/2018	Buy to Close	Put Option, exercisable at $6.00, expires 1/18/2019	2000	200,000	$1.2175
8/31/2018	Buy to Open	Call Option, exercisable at $6.00, expires 01/18/2019	400	40,000	$0.4000
8/31/2018	Buy to Open	Call Option, exercisable at $5.00, expires 10/19/2018	2500	250,000	$0.6000
9/4/2018	Buy to Close	Put Option, exercisable at $6.00, expires 1/18/2019	633	63,300	$1.4574

PFP Transactions

Date of Transaction	Nature of Transaction	Number of Shares Purchased/(Sold)	Purchase Price Per Share ($)
7/12/2018	Sale	(5,600)	$5.3214
7/13/2018	Sale	(124,400)	$5.4207

Date	Description of Transaction	Description of Derivative Security	Number of Contracts	Number of Shares	Purchase Price Per Contract ($)
7/2/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	10	1,000	$0.5000
7/2/2018	Buy to Open	Call Option, exercisable at $7.00, expires 1/18/2019	30	3,000	$0.7667
7/2/2018	Buy to Open	Call Option, exercisable at $6.00, expires 10/19/2018	20	2,000	$0.8250
7/2/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	10	1,000	$1.2000
7/2/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	20	2,000	$1.6750
7/3/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	20	2,000	$0.4000
7/3/2018	Buy to Open	Call Option, exercisable at $7.00, expires 1/18/2019	20	2,000	$0.6250

7/3/2018	Buy to Open	Call Option, exercisable at $6.00, expires 10/19/2018	20	2,000	$0.6500
7/3/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	10	1,000	$0.9500
7/3/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	50	5,000	$1.4600
7/5/2018	Buy to Open	Call Option, exercisable at $6.00, expires 10/19/2018	10	1,000	$0.6000
7/6/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	10	1,000	$0.2500
7/6/2018	Buy to Open	Call Option, exercisable at $7.00, expires 10/19/2018	10	1,000	$0.2500
7/6/2018	Buy to Open	Call Option, exercisable at $6.00, expires 10/19/2018	10	1,000	$0.5500
7/6/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	20	2,000	$0.7500
7/6/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	200	20,000	$1.1025
7/6/2018	Sell to Close	Call Option, exercisable at $7.00, expires 10/19/2018	(273)	(27,300)	$0.1500
7/9/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	10	1,000	$1.1000
7/11/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	20	2,000	$1.0000
7/12/2018	Buy to Open	Call Option, exercisable at $6.00, expires 10/19/2018	10	1,000	$0.3500
7/12/2018	Buy to Open	Call Option, exercisable at $7.00, expires 1/18/2019	459	45,900	$0.4161

7/12/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	1,907	190,700	$1.1000
7/12/2018	Sell to Close	Call Option, exercisable at $8.00, expires 1/18/2019	(1,700)	(170,000)	$0.2000
7/12/2018	Sell to Close	Call Option, exercisable at $7.00, expires 1/18/2019	(1,050)	(105,000)	$0.3500
7/12/2018	Sell to Close	Call Option, exercisable at $6.00, expires 10/19/2018	(312)	(31,200)	$0.3536
7/13/2018	Sell to Close	Call Option, exercisable at $8.00, expires 1/18/2019	(258)	(25,800)	$0.2000
7/13/2018	Sell to Close	Call Option, exercisable at $6.00, expires 10/19/2018	(242)	(24,200)	$0.4250
7/13/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	23	2,300	$0.2500
7/13/2018	Buy to Open	Call Option, exercisable at $6.00, expires 10/19/2018	10	1,000	$0.4500
7/13/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	20	2,000	$0.7000
7/13/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	1,130	113,000	$1.1519
7/16/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	210	21,000	$1.0048
7/18/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	1	100	$0.2000
7/17/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(800)	(80,000)	$0.6750
7/17/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	20	2,000	$0.6500
7/17/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	30	3,000	$1.1167
7/18/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	1	100	$0.2000

7/18/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	8	800	$0.6000
7/18/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	140	14,000	$1.0464
7/18/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(110)	(11,000)	$0.6500
7/19/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(20)	(2,000)	$0.6250
7/19/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	10	1,000	$0.6500
7/19/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	30	3,000	$1.1500
7/20/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	10	1,000	$0.2000
7/20/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	1	100	$1.1000
7/20/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(37)	(3,700)	$0.6730
7/25/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	54	5,400	$1.3444
7/25/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	1	100	$0.8000
7/25/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	13	1,300	$0.2577
7/26/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	13	1,300	$1.4038
7/26/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	14	1,400	$0.8571
7/26/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	3	300	$0.3333

7/27/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	3	300	$1.3667
7/27/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	1	100	$0.8000
7/27/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	5	500	$0.2800
7/30/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	1	100	$1.4000
7/30/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	2	200	$0.8000
7/31/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	8	800	$1.5000
7/31/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	6	600	$0.9250
7/31/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	7	700	$0.3143
7/31/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(2)	(200)	$0.3750
8/1/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	2	200	$1.4250
8/2/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	1	100	$0.8500
8/2/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	1	100	$0.2500
8/3/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	10	1,000	$1.2000
8/3/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	24	2,400	$0.2042
8/3/2018	Buy to Open	Call Option, exercisable at $6.00, expires 10/19/2018	560	56,000	$0.5384
8/29/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	40	4,000	$0.9125

8/29/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	10	1,000	$0.4500
8/30/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	30	3,000	$0.7500
8/30/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(20)	(2,000)	$0.6000
8/31/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(70)	(7,000)	$0.5571
8/31/2018	Buy to Open	Call Option, exercisable at $5.00, expires 1/18/2019	170	17,000	$0.8203
8/31/2018	Buy to Open	Call Option, exercisable at $6.00, expires 1/18/2019	30	3,000	$0.4167
8/31/2018	Buy to Open	Call Option, exercisable at $8.00, expires 1/18/2019	31	3,100	$0.1500
8/31/2018	Buy to Open	Call Option, exercisable at $6.00, expires 10/19/2018	20	2,000	$0.2250
9/4/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(20)	(2,000)	$0.6750
9/5/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(14)	(1,400)	$0.6464
9/6/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(1)	(100)	$0.8500

Koyote Transactions

Date	Description of Transaction	Description of Derivative Security	Number of Contracts	Number of Shares	Purchase Price Per Contract ($)
8/3/2018	Sell to Close	Call Option, exercisable at $8.00, on 1/18/2019	(8,800)	(880,000)	$0.2500
8/3/2018	Sell to Open	Put Option, exercisable at $5.00, expires 1/18/2019	(2,200)	(220,000)	$0.4000
9/4/2018	Sell to Open	Put Option, exercisable at $5.00, expires 10/19/2018	(265)	(26,500)	$0.4042
9/5/2018	Buy to Close	Put Option, exercisable at $5.00, expires 1/18/2019	848	84,800	$0.7999
9/5/2018	Sell to Open	Put Option, exercisable at $5.00, expires 10/19/2018	(5)	(500)	$0.5500
9/6/2018	Sell to Open	Put Option, exercisable at $5.00, expires 10/19/2018	(123)	(12,300)	$0.6951

TAR Holdings Transactions

Date of Transaction	Nature of Transaction	Number of Shares Purchased/(Sold)	Purchase Price Per Share ($)
7/19/2018	Purchase (Put Options Assigned)	13,300	$6.0000
7/20/2018	Purchase (Put Options Assigned)	136,700	$6.0000
8/17/2018	Purchase (Put Options Assigned)	68,100	$6.0000

Date	Description of Transaction	Description of Derivative Security	Number of Contracts	Number of Shares	Purchase Price Per Contract ($)
7/5/2018	Sell to Open	Put Option, exercisable at $6.00, expires 8/17/2018	1,000	100,000	$0.50
7/9/2018	Sell to Open	Put Option, exercisable at $5.00, expires 10/19/2018	28	2,800	$0.45
7/10/2018	Sell to Open	Put Option, exercisable at $5.00, expires 10/19/2018	250	25,000	$0.46
7/11/2018	Buy to Close	Call Option, exercisable at $7.00, expires 8/17/2018	(176)	(17,600)	$0.05
7/12/2018	Buy to Close	Call Option, exercisable at $7.00, expires 8/17/2018	(74)	(7,400)	$0.05
7/12/2018	Sell to Open	Put Option, exercisable at $5.00, expires 10/19/2018	250	25,000	$0.50
7/24/2018	Sell to Open	Put Option, exercisable at $6.00, expires 09/21/2018	100	10,000	$0.75
7/25/2018	Sell to Open	Put Option, exercisable at $7.00, expires 1/18/2019	107	10,700	$1.70
7/27/2018	Sell to Open	Put Option, exercisable at $6.00, expires 10/19/2018	250	25,000	$0.70
8/2/2018	Buy to Close	Put Option, exercisable at $5.00, expires 10/19/2018	(25)	(2,500)	$0.20
8/3/2018	Sell to Open	Put Option, exercisable at $7.00, expires 1/18/2019	150	15,000	$1.70
8/8/2018	Buy to Close	Put Option, exercisable at $6.00, expires 8/17/2018	(57)	(5,700)	$0.20
8/29/2018	Sell to Open	Put Option, exercisable at $6.00, expires 1/18/2019	100	10,000	$1.20
8/30/2018	Sell to Open	Put Option, exercisable at $5.00, expires 10/19/2018	250	25,000	$0.35